EX-99.1

INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	June 30, 2007

DATE OF REPORT:	August 3, 2007

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	August 3, 2007

DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	August 3, 2007
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

As at:		30 June 2007 $	31 December 2006 $

Assets
Current
Cash and cash equivalents		923,462	7,144,943
Restricted cash		3,000,000	3,000,000
Accounts receivable	Note 4	1,924,501	1,418,071
Financial instruments		120,144	210,416
Inventory		823,934	475,280
Prepaid expenses and deposits		229,187	500,572

		7,021,228	12,749,282

Non-current
Investments		124,110	136,528
Held for sale asset		235,353	235,353
Property and equipment	Note 5	29,788,693	20,853,539
Goodwill		2,018,969	2,018,969

Total Assets		39,188,353	35,993,671

Liabilities
Current
Accounts payable and accrued liabilities		3,397,808	3,839,736
Financial instruments		707,520	75,781
Current portion of long term debt	Note 8	8,316,944	6,266,944
Prepaid gas revenue		1,145,485	1,047,108

		13,567,757	11,229,569

Non-current
Financial instruments		1,595,083	590,320
Deferred taxation provision		2,018,969	2,018,969
Prepaid gas revenue		2,549,513	2,330,660
Asset retirement obligations		1,216,479	1,065,559
Long term debt	Note 8	8,426,389	6,662,834

Total Liabilities		29,374,190	23,897,911

Stockholders’ Equity
Common stock without par value;	Note 9
unlimited number of shares authorized;
Issued and outstanding 30,464,287 shares		53,295,527	50,045,527
Contributed surplus		1,493,683	1,545,218
Share purchase warrants reserve		1,540,762	1,540,762
Accumulated other comprehensive income		40,498	52,916
Accumulated deficit		(46,556,306)	(41,088,663)

Total Stockholders’ Equity		9,814,164	12,095,760

Total Liabiltiies and Stockholders’ Equity		39,188,354	35,993,671

Related Party Transactions (Note 6); Commitments and Contingencies (Note 7)
Subsequent Events (Note 13)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management as at June 30, 2007)

	Three Months Ended June 30 2007 $	Three Months Ended June 30 2006 (1) $	Six Months Ended June 30 2007 $	Six Months Ended June 30 2006 (1) $

Production Income
Oil and gas sales	1,920,039	1,650	2,702,538	22,537
Royalties	(91,336)	(432)	(129,370)	(1,128)

Net Revenue	1,828,703	1,218	2,573,168	21,409

Expenses
General and administrative expense	(1,542,595)	(1,125,493)	(2,636,964)	(1,971,737)
Debt financing expense	(480,791)	—	(551,555)	—
Foreign exchange (loss)/gain	(60,034)	690,055	64,089	(613,575)
Derivative (loss)/gain	(864,548)	(1,726,774)	—
Production costs	(814,202)	(4,230)	(1,198,242)	(22,191)
Depletion	(851,424)	6,703	(805,825)	—
Amortization	(27,195)	(27,201)	(54,281)	(43,486)
Interest expense	(353,635)	(69)	(668,221)	(184)
Oil and gas exploration expenditure	(540,505)	(1,928,376)	(1,316,455)	(3,585,553)

Total Expenses	(5,534,929)	(2,388,611)	(8,894,228)	(6,236,726)

Net loss for the period before other income	(3,706,226)	(2,387,393)	(6,321,060)	(6,215,317)

Other Income
Interest income	60,711	127,595	137,400	264,859
Joint venture recoveries	402,003	310,293	716,017	600,974
Miscellaneous revenue	—	—	—	—

Net loss for the period	(3,243,512)	(1,949,505)	(5,467,643)	(5,349,484)

Deficit, beginning of period	(43,312,794)	(23,250,657)	(41,088,663)	(19,850,678)

Deficit, end of period	(46,556,306)	(25,200,162)	(46,556,306)	(25,200,162)

Basic loss per share Note 10	($0.11)	($0.09)	($0.19)	($0.24)

Diluted loss per share Note 10	($0.11)	($0.09)	($0.19)	($0.24)

(1) see Note 12

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2007)

			Contributed Surplus $	Share Purchase Warrants Reserve $	Accumulated Other Comprenhensive Income $	Accumulated Deficit $	Total Stockholders Equity $
	Common Stock

	Shares	Amount
		$

Balance at December 31, 2006	27,764,287	50,045,527	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760

Issuance of common shares for cash	2,500,000	3,010,000					3,010,000

Less deferred offering costs							0

Exercise of share purchase Options	200,000	240,000					240,000

Stock Option compensation			(51,535)				(51,535)

Share purchase warrants reserve							0

Accumulated other comprehensive income					(12,418)		(12,418)

Net loss for the year						(5,467,643)	(5,467,643)

Balance at June 30, 2007	30,464,287	53,295,527	1,493,683	1,540,762	40,498	(46,556,306)	9,814,164

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management as at June 30, 2007)

	Three Months Ended 30 June 2007 $	Three Months Ended 30 June 2006 (1) $	Six Months Ended 30 June 2007 $	Six Months Ended 30 June 2006 (1) $

Operating Activities
Net loss for the period	(3,243,512)	(1,949,505)	(5,467,643)	(5,349,484)
Adjustments to reconcile net loss to cash provided by operating activities:
Depletion	851,424	(6,703)	805,825	—
Amortization	27,195	27,201	54,281	43,486
Net derivative loss/(gain)	864,548	—	1,726,774	—
Stock compensation	(123,178)	146,155	(51,535)	262,777
Net unrealised foreign exchange (gain)/loss	60,034	(33,173)	(64,089)	(232,942)
Change in non-cash working capital	2,318,520	2,983,367	6,666,211	3,384,309

	755,031	1,167,342	3,669,824	(1,891,854)

Financing Activities
Share issues	3,010,000	4,167	3,250,000	97,918
Proceeds from debt	3,262,000	—	3,262,000	—

	6,272,000	4,167	6,512,000	97,918

Investing Activities
Purchase of property and equipment	(71,812)	(715,977)	(209,929)	(731,979)
Oil and gas properties	(6,933,668)	(3,337,522)	(9,585,333)	(4,869,974)
Change in non-cash working capital	(1,933,704)	597,758	(6,301,308)	942,869

	(8,939,184)	(3,455,741)	(16,096,570)	(4,659,084)

Net (decrease)/increase in cash during the period	(1,912,154)	(2,284,232)	(5,914,746)	(6,453,020)
Effect of exchange rate fluctuations on cash and short-term deposits	(264,570)	10,715	(306,734)	75,992
Cash and cash equivalents, beginning of period	6,100,186	11,236,395	10,144,943	15,339,906

Cash and cash equivalents, end of period	3,923,462	8,962,878	3,923,462	8,962,878

Supplemental Cash Flow Information

Interest paid	(353,635)	69	(668,221)	184

(1) see Note 12

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2007

NOTE 1 - NATURE OF OPERATIONS

At June 30, 2007 the Company was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia).

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at June 30, 2007, the Company had a net loss of $5,467,643 (2006: $5,349,484) and accumulated deficit of $46,556,306 (2006: $25,200,162). The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 7). The Company is planning to meet its future expenditures and obligations through the development of proven reserves, raising funds through public offerings, private placements (see Note 13), debt financing or by farm-outs. In the third quarter of 2007 the Cheal field is scheduled to go into permanent production. The revenue generated from this will be used to further meet the Company’s future expenditure and obligations. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

NOTE 3 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at June 30, 2007 and December 31, 2006 and the Company’s consolidated interim results of operations and cash flows for the six month periods ended June 30, 2007 and 2006. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2006. The results of the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2007

NOTE 4 - ACCOUNTS RECEIVABLE

          Trade accounts receivable comprises the following categories:

	2007	2006

Trade receivables	1,222,728	755,909
Joint venture receivables	701,773	662,162

	1,924,501	1,418,071

NOTE 5 - PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT

	Net Book Value December 31, 2006 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value June 30, 2007 $

Plant and equipment
Furniture and office equipment	273,924	66,151	(42,859)	297,216
Share of joint venture assets	419,431	143,778	(11,422)	551,787

	693,355	209,929	(54,281)	849,003
Oil and gas properties Proved:
New Zealand	20,160,184	9,585,333	(805,825)	28,939,690

Total Proved	20,160,184	9,585,333	(805,825)	28,939,690

Total property and equipment	20,853,539	9,795,262	(860,106)	29,788,693

NOTE 6 - RELATED PARTY TRANSACTIONS

Directors received total remuneration of $53,250 during the six months to June 30, 2007 (June 30, 2006: $55,187).

The Company paid a company which employed a former Director $nil during the six months to June 30, 2007 (June 30, 2006: $1,605) for financial services. The Company paid a former CEO (and Director) $nil during the six months to June 30, 2007 (June 30, 2006: 95,629) for consultancy services.

The Company incurred costs of $3,000 (June 30, 2006: $2,073) on behalf of a Director providing consultancy services to the Company

The above-noted transactions were in the normal course of operations.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

June 30, 2007

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various agreements are $15.3 million of which $10.8 million relates to the Cheal oil field.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in that country.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d)	Loan Facility

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23 million with Investec Bank (Australia) Ltd and the first drawdown of $15.738 million was made on December 22, 2006. A further drawdown of $3.262 million was made in May 2007. Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan. Included in the amount drawn down is $3 million which is required to be held in a restricted bank account as part of the security arrangements supporting the facility. The remaining $4 million of the facility can be drawn down upon the satisfaction of certain contractual conditions.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

June 30, 2007

NOTE 8 – LONG TERM DEBT

A summary of the accounting treatment of the debt raising is as follows:

	Current	Non-Current	Total

Loan drawn down at December 31, 2006	6,550,000	9,188,000	15,738,000
Further draw down May 2007		3,262,000	3,262,000
Transfer to Current	2,050,000	(2,050,000)

Balance of loan June 30, 2007	8,600,000	10,400,000	19,000,000

Fair Value of warrants December 31, 2006		(1,676,000)	(1,676,000)
Amortisation		410,027	410,027

Warrants as at June 30, 2007		(1,265,973)	(1,265,973)

Loan Expenses December 31, 2006	(283,056)	(849,166)	(1,132,222)
Amortisation	0	141,528	141,528

Loan Expenses	(283,056)	(707,638)	(990,694)

Balance at June 30, 2007	8,316,944	8,426,389	16,743,333

NOTE 9 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number of shares	$

Balance at December 31, 2006	27,764,287	50,045,527

Issued during the six months to June 30, 2007	2,700,000	3,250,000

Balance at June 30, 2007	30,464,287	53,295,527

During the six months ended June 30, 2007, the Company issued 200,000 common shares for cash proceeds of $240,000 as a result of the exercise of share options. The Company also issued a private placement for 2,500,000 common shares for cash proceeds of $3,010,000.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

June 30, 2007

b) Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at June 30, 2007:

Number of Shares	Type of Option	Fully Vested	Vested June 30, 2007	Exercise Price	Expiry Date

200,000	vesting	31-Jan-07	200,000	1.50	29-Jul-07
30,000	vesting	15-Apr-04	30,000	1.25	15-Oct-07
550,000	non-vesting	2-Feb-06	550,000	1.20	2-Feb-08
12,500	vesting	15-Oct-04	12,500	1.25	15-Oct-08
200,000	vesting	1-Dec-08	66,666	1.90	1-Dec-10
40,000	vesting	1-Jan-07	40,000	1.80	1-Jan-11
40,000	vesting	1-Jan-08		2.00	1-Jan-11
40,000	vesting	1-Jan-09		2.50	1-Jan-11
10,000	vesting	2-Feb-09	3,334	1.90	2-Feb-11
400,000	vesting	1-Nov-08		1.14	1-May-12
50,000	vesting	1-Dec-08		1.06	1-Jun-12
150,000	vesting	11-Dec-08		1.02	11-Jun-12

1,722,500			902,500

The weighted average exercise price for all options outstanding at June 30, 2007 is $1.35 (June 30, 2006: $1.65). The weighted average exercise price for options fully vested at June 30, 2007 is $1.35 (June 30, 2006: $1.20).

The stock option compensation cost recognized as an expense for the six months to June 30, 2007 was $148,882 offset by the write back of $200,417 of unvested options cancelled due to staff resignations (June 30, 2006 $262,777). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

June 30, 2007

c) Share Purchase Warrants

The Company had 2.5 million share purchase warrants outstanding at June 30, 2007 (June 30, 2006: 2.0 million).

NOTE 10 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the six month periods ended June 30 2007 and 2006:

	Six Months Ended June 30, 2007 $	Six Months Ended June 30, 2006 (1) $

Numerator: net loss for the period	(5,467,643)	(5,349,484)

a) Basic Denominator:

Weighted-average number of shares	29,017,878	22,730,928

Basic loss per share	(0.19)	(0.24)

b) Diluted Denominator:

Weighted-average number of shares	29,017,878	22,730,928

Basic loss per share	(0.19)	(0.24)

(1) see Note 12

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

June 30, 2007

NOTE 11 - SEGMENT INFORMATION

For six months to June 30, 2007

	Canada	New Zealand	Australia	PNG	Total Company

Revenue from:
Production	—	2,573,168	—	—	2,573,168
Interest	—	136,840	—	561	137,400

Total Revenue	—	2,710,007	—	561	2,710,568

Profit/(Loss)	(510,091)	(5,058,802)	—	101,250	(5,467,643)

Total assets as at June 30, 2007	4,169	38,680,925	—	503,259	39,188,353

For six months to June 30, 2006

	Canada	New Zealand	Australia	PNG	Total Company

Revenue from:
Production	—	21,409	—	—	21,409
Interest	992	263,115	—	752	264,859

Total Revenue	992	284,524	—	752	286,268

(Loss)	(660,130)	(377,105)	(296,253)	(430,443)	(1,763,931)

Total assets as at June 30, 2006	442	22,759,303	—	4,776,178	27,535,923

NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation. The 2006 figures have been restated for the adoption of successful efforts as at December 2006.

NOTE 13 - SUBSEQUENT EVENTS

Following quarter end, the Company privately placed almost 7.7 million preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

After quarter-end, on July 29, 200,000 vested stock options lapsed due to cessation of employment, and on July 2, 100,000 stock options were granted to staff at an exercise price of $1.30.

Apart from the events as described above, no other events occurred subsequent to June 30, 2007 which would have a material effect on these statements.